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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
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                                  Form 6-K

                      Report of Foreign Private Issuer
                  Pursuant to Rule 13a-16 or 15d-16 of the
                      Securities Exchange Act of 1934

                         For the month of JUNE 2002
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                      BAAN COMPANY N.V. IN LIQUIDATIE
           (Exact name of registrant as specified in its charter)
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                         Baron van Nagellstraat 89
                             3771 LK Barneveld
                              The Netherlands
                  (Address of principal executive offices)

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               (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                      Form 20-F     x       Form 40-F
                               -----------           -----------

               (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                            Yes             No      x
                               -----------    -----------

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): __N/A___

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     In a joint press release dated June 17, 2002, Invensys Holdings
Limited, a corporation organized under the laws of England and Wales, Invensys Plc, a corporation organized under the laws of England and Wales and the parent of Invensys Holdings Limited, and Baan Company N.V. in liquidatie, a corporation organized under the laws of the Netherlands, announced that Invensys Holdings Limited will make an exit offer to purchase all outstanding shares of Baan Company N.V. in liquidatie at an offer price of Euro 2.85 per share (without interest). The offering period will commence on June 19, 2002 and will expire on July 19, 2002 unless extended. Copies of the press release, a translation of the notice of offer published in the Netherlands and the United States, and a letter mailed to U.S. holders of Shares together with the notice of offer are attached hereto as Exhibits 99.1, 99.2 and 99.3, respectively.


        Exhibit No.       Description


        Exhibit 99.1 Joint press release, dated June 17, 2002, issued by Invensys Holdings Limited, Invensys Plc and Baan Company N.V. in liquidatie.

        Exhibit 99.2 Translation of notice of offer published in the Netherlands and in the United States on June 18, 2002.

        Exhibit 99.3 Letter mailed by Invensys Holdings Limited to U.S. holders of shares in Baan Company N.V. in liquidatie.





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                                 SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  June 18, 2002            Baan Company N.V. in liquidatie

                                 By:     /s/ J R W Clayton
                                    ------------------------------------------
                                        Name:  J R W Clayton
                                        Title: Authorised Signatory,
                                               INVENSYS ADMINISTRATIE B.V.,
                                               Liquidator of BAAN COMPANY N.V.


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                               Exhibit Index

Exhibit No.                       Description
-----------                       -----------

   99.1 Joint press release, dated June 17, 2002, issued by Invensys Holdings Limited, Invensys Plc and Baan Company N.V. in liquidatie.

   99.2 Translation of notice of offer published in the Netherlands and in the United States on June 18, 2002.

   99.3        Letter mailed by Invensys Holdings Limited to U.S.
               holders of shares in Baan Company N.V. in liquidatie.